                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                           ILINC COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    451724108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                               JAMES L. DUNN, JR.
                           ILINC COMMUNICATIONS, INC.
                         2999 N. 44TH STREET, SUITE 650
                                PHOENIX, AZ 85018
                                 (602) 952-1200
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 17, 2005
--------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240,13D-1(G), CHECK THE FOLLOWING BOX. |_|

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO. 451724108                   13D                                 Page 2


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GARY MOULTON
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(a)      |_|
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
---------- ---------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 1,229,944
    BENEFICIALLY      ------- --------------------------------------------------
      OWNED BY        8       SHARED VOTING POWER
        EACH                  N/A
     REPORTING        ------- --------------------------------------------------
       PERSON         9       SOLE DISPOSITIVE POWER
        WITH                  983,955
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,229,944*
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)|_|
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.09%*
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------

CUSIP NO. 451724108                   13D                                 Page 3


ITEM 1.  SECURITY AND ISSUER.
-----------------------------

         The title and class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, (the "Common Stock") of iLinc Communications, Inc., a Delaware corporation ("iLinc").

         The address of the principal executive offices of iLinc is 2999 N. 44th Street, Suite 650, Phoenix, Arizona 85018.


ITEM 2.  IDENTITY AND BACKGROUND.
---------------------------------

         This Schedule is filed on behalf of Gary Moulton (referred individually as "Reporting Person"). The name, business address and principal occupation of the Reporting Person are set forth below. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Gary Moulton is a citizen of the United States.


-------------------------- --------------------------------- -----------------------------------------
REPORTING PERSON           PRINCIPAL ADDRESS                 PRINCIPAL OCCUPATION/BUSINESS
-------------------------- --------------------------------- -----------------------------------------
Gary Moulton               775 West 1200 North,              Sr. Vice President of Audio Services for
                           Suite 200, Springville, UT        iLinc Communications, Inc.
                           84663                             Corporate Office
                                                             2999 N. 44th St., Suite 650
                                                             Phoenix, AZ 85018
-------------------------- --------------------------------- -----------------------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------

         The 1,229,944* shares acquired by Gary Moulton are part of the consideration paid to Mr. Moulton as a stockholder of Glyphics Communications, Inc. from whom iLinc Communications purchased certain assets pursuant to an Asset Purchase Agreement and Plan of Reorganization dated June 1, 2004.

         *The 1,229,944 shares include 245,989 shares being held in escrow pending resolution of possible claims. In order to be conservative and to provide the fullest disclosure possible, those escrow shares are being reported in the total number of shares beneficially owned by Mr. Moulton. Inclusion of those shares held in escrow mean that Mr. Moulton is a 5% owner, but those shares remain subject to the claims of the Company. If a portion of those shares are returned as a result of a claim then Mr. Moulton would not be a 5% owner.

CUSIP NO. 451724108                   13D                                 Page 4


ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

         The 1,229,944 shares acquired by Gary Moulton are part of the consideration paid to Mr. Moulton as a stockholder of Glyphics Communications, Inc. from whom iLinc Communications purchased certain assets pursuant to an Asset Purchase Agreement and Plan of Reorganization dated June 1, 2004.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

         The contents of the cover page of this Statement are incorporated by reference into this Item 5 for the Reporting Person. There has been one transaction, as identified below, within the last 240 days.

----------------------------- ------------------ ------------------------- ---------------------- ----------------------------
                                   DATE OF         AMOUNT OF SECURITIES      AVERAGE PRICE PER         WHERE AND HOW THE
     IDENTITY OF PERSON          TRANSACTION             INVOLVED                  SHARE          TRANSACTIONS WERE EFFECTED
----------------------------- ------------------ ------------------------- ---------------------- ----------------------------
Gary Moulton                  6/22/2004                 1,229,944                 $1.05           Transfer of Stock on June
                                                                                                  22, 2004 pursuant to the
                                                                                                  Asset Purchase Agreement
                                                                                                  and Plan of Reorganization
                                                                                                  by and between iLinc
                                                                                                  Communications, Inc. and
                                                                                                  Glyphics Communications, Inc.
----------------------------- ------------------ ------------------------- ---------------------- ----------------------------


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

         Based on the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of iLinc.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

         None.

CUSIP NO. 451724108                   13D                                 Page 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: February 17, 2005            Gary Moulton


                                   /s/ JAMES L. DUNN, JR.
                                   ----------------------------------------
                                   James L. Dunn, Jr., Attorney in-fact for
                                      Gary Moulton